Invest in the Future of Home Efficiency

⌄ About the Offer



Dalrada Home Corp
Revolutionary High Efficiency Residential Heating and Cooling Technology

$1,000,000	$5,000,000
Target Offering	Maximum Offering
$500.00	$0.01
Minimum Investment	Interest Price

$ Invest Now

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Offer Ends March 31st, 2024



Why Invest in Dalrada Home?

Dalrada Home is making powerful climate technologies available to homeowners in the United States for the first time.



Untapped U.S. Market

The residential heat pump market is valued at over $13B in 2020. The Global market is estimated to reach $121.5B by 2032.



Energy Efficient Technology

Dalrada Home Heat Pumps can deliver 300%-500% more heat than the electricity it uses.



Steady Growth Industry

The heat pump industry has a projected compound annual growth rate of 5% between 2021 and 2030.



Eco Friendly

Can reduce greenhouse gas emissions by up to 80% compared to traditional gas boilers.



Product Roadmap

Additional Dalrada Home Innovations will include: De-Carbonizing Windows, LED Enhancements, Water Conservation Tools and more



Dalrada Home's Heat Pumps are the Next Generation of Heating and Cooling

Our new domestic heat pump represents the convergence of high efficiency, global market reach, pioneering technology, and comprehensive R&D efforts. These elements, combined with our extensive network of partners and a deep understanding of the needs of different markets, make our heat pump not only easy to sell but also a preferred choice for customers around the world.

This is cutting edge technology that is being used throughout Europe, but the US is a completely untapped market. By bringing this as a 'new' technology to the US market, we will be able to establish ourselves as an authority in this space.